

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Madeleine Cammarata
Chief Executive Officer
Green Stream Holdings Inc.
16620 Marquez Ave.
Pacific Palisades, CA 90272

> **Re: Green Stream Holdings Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed July 7, 2020**
> **File No. 000-53279**

Dear Ms. Cammarata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your registration statement and providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

Amendment 1 to Form 10 filed July 7, 2020

Part I. Item 1. Description of Business, page 3

1. We note your response to comment 1 of our letter and reissue it in part. Please clarify how you will ensure that you will have sufficient authorized common shares to issue upon conversion of the preferred shares. For example, disclose whether you will be required to seek shareholder approval to amend your charter to increase authorized shares prior to the Series B becoming convertible.

Plan of Operation, page 9

2. We note your disclosure that you have entered into six "information agreements in principal." Please revise to explain what you mean by this statement. To the extent you

have entered into agreements to provide services, please file these agreements in accordance with Item 601(b)(10) of Regulation S-K.

Item 1.A Risk Factors

The company's management does not have specific experience..., page 14

3.      We note your response to comment 2.  In response to our comment, we note you refer to your reliance on  Anthony Morali and Renewable Energy Development.  On page 9, you state that you rely on Morali Architects and Dream Green Partners.   Please ensure you disclose all third parties that you rely on, and in your business section, please disclose the specific services that you rely upon these other companies to provide, and disclose the services that you intend to provide.  Please also file the joint venture and profit-sharing agreement with Mr. Morali, and any other agreements with these parties, if material, as exhibits to your registration statement.

Item 2. Financial Information, page 27

4.      We note your response to comment 5 of our letter and reissue our comment.  Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations.  Please discuss the likely alternatives for satisfying your capital needs, in light of your net losses and the going concern opinion.  Please disclose how you will meet your financial obligations for the next twelve months.  We may have further comments.

Item 5. Directors and Executive Officers, page 31

5.      We note your response to comment 7 of our letter and reissue our comment in part.  We note that you identify Mr. Ware as having significant experience with respect to the field of construction and solar development; however the description of his experience does not indicate that he has any experience in this field.  Please advise or revise.  Additionally, please ensure that you provide all of the information required by Item 401 of Regulation S-K.  For example, we note that Ms. Cammarata was also the CEO of Medican Enterprises in 2019, according to Medican's April 21, 2019 press release announcing its acquisition of Chuck's Vintage.  Further, please provide disclosure regarding Mr. Morali and any other significant employees in accordance with Item 401(c) of Regulation S-K.

Consolidated Condensed Financial Statements, page F-1

6.      We note that the audited financial statements included in this filing are stale.  Please revise to provide audited financial statements for the fiscal year ended April 30, 2020.  Refer to Item 8-08 of Regulation S-X.

7.      We note your response to comment 9 that you have labeled the unaudited financial statements as "unaudited," but it does not appear this change has been made.  Please

ensure that unaudited financial statements are labeled as unaudited in your next amendment.

8.  We note your response to comment 10 that you have updated your balance sheet consistent with the comment, but it does not appear this change has been made.  Please revise your balance sheets to include a comparative balance sheet as of the end of the preceding fiscal year.  Refer to Rule 10-01(c)(1) of Regulation S-X.

9.  We note your response to comment 11 that initial payments of $5,000 and $95,000 were recorded as a share repurchase, and that you incurred additional borrowings to facilitate the repurchase.  It does not appear these amounts are consistent with the disclosure in your filing and the exhibits, which appear to discuss multiple cash payments of different amounts as well as a share issuance.  Please revise your disclosure to address the following:

    •  Please clarify the amounts and timing of all payments made the the Eagle Oil Parties, including whether these payments were made in cash or through the issuance of shares.
    •  Please clarify whether there are any amounts still remaining to be paid to the Eagle Oil Parties as of the most recent balance sheet date.
    •  Please tell us how you have recorded each of these transactions by quantifying the impact on each financial statement, including the impact that any of these transactions had on your earnings.
    •  To the extent you incurred additional debt to make these payments, please provide disclosures related to that debt, including, but not limited to, the original amount, the interest rate and where the debt is classified in your financial statements.

10.  We note your response to comment 12 that you have revised your Statements of Cash Flows and Changes in Stockholders' Deficit to reflect the issuance of 266,665 shares for service during the quarter ended January 31, 2020, but it does not appear that change has been made.  Please tell us how this issuance has been recorded in your financial statements, including the income statement impact and how it was calculated.

11.  We note your response to comment 13 that you revised your disclosure in note 3, but it does not appear that this change was made.  Please clarify your disclosure to specifically describe the assets represented on your balance sheet.  While your disclosure indicates that your assets consist of furniture and equipment and intangible assets, this is not consistent with your prior disclosure, nor with your response that these costs represent projects yet to be completed and with uncertain final costs.

12.  We note your response to comment 14 that you added a Note 9 to your audited financial statements, but it does not appear this change was made.  Please revise your footnotes to include disclosure related to the purported notes discussed beginning on page 33.  Refer to ASC 450-20-50.

Exhibits

13.  We note your response to comment 15.  We were not able to locate your response to our comment and reissue.  Please file any agreements evidencing the February of 2019 merger between Green Stream Finance, Inc. and Eagle Oil Holding Company and the April 2019 reorganization and related issuance of 600,000 Class B Preferred shares to Madeleine Cammarata as exhibits to Form 10-12G.

14.  We are not able to locate your response to comment 16 of our letter and reissue.  We note that the Articles of Merger filed as Exhibit 2.2 to Form 10-12G identify Mr. Robert Ponce as CEO and President of Green Stream Finance, Inc., a Wyoming Corporation and the company through which we understand Green Stream Holdings Inc. conducts or intends to conduct operations.  However, similar Articles of Merger filed as an exhibit to your Form 1-A filed September 27, 2019 identify Mr. Vincent Cammarata the CEO and President of this company.  In each case, the Articles are marked as having been filed with the Wyoming Secretary of State on April 18, 2018 at 10:28 AM.  Please explain to us the basis for this inconsistency.

General

15.  We note that you did not fully respond to comment 18 and reissue our comment.  Please review your registration statement and revise to correct or explain inconsistencies throughout.  By way of example:

- We note that you currently have no revenue and have experienced net losses.  It does not appear that you have commenced operations based on this and your disclosure on page 26; however, your disclosure appears to indicate that you have engaged in significant operations.  Please revise your disclosure to clarify and focus on what your anticipated business is and your current projects for which you have entered into agreements.
- Please ensure that your disclosure is clear as to what operations you perform and what operations will be sourced out to third parties.
- Please clarify whether you hold patents or whether third parties hold patents.  Further, to the extent you intend to rely on unpatented technology, as expressed on page 22, please clarify in an appropriate place whether you anticipate seeking patents for such technology.
- Please revise your disclosure to identify all third parties with which you are working to further your business plan.  To the extent you have entered into agreements with third parties or you have entered into agreements regarding current projects, please file these agreements in accordance with Item 601(b)(10) of Regulation S-K.
- We note your disclosure on page 6 that you intend to rent between 50,000 to 100,000 square feet of rooftop space.  Please advise how this is consistent with your intention to build solar spaces/greenhouses on buildings owned by others and receive payment or fees from these entities.  To the extent you have entered into agreements, please

file these agreements.

16. We note your response to comment 20 of our letter and reissue in part. We note that you have provided disclosure that does not appear relevant or is inconsistent to this registration statement. For example only, we note the following:
    - On page 10, your disclosure suggests that you will manufacture your own products, while on page 13 and elsewhere, you state that you do not design or manufacture your own products, and that you have engaged third-parties for manufacturing.
    - We note that your risk factor on page 23 refers to the reputation of companies in the world-class yacht sales industry.
    - On page 37, your disclosure references the Colorado Business Corporation Act. We note that you are incorporated in Wyoming.
    Please review your disclosure and revise to remove disclosure that is not pertinent to your registration statement and revise to ensure consistency.

17. We are not able to locate your response to comment 21 of our letter and reissue our comment. Please ensure that you disclose all subsidiaries and disclose the significant employees of those subsidiaries in accordance with Item 401(c) of Regulation S-K. We note that you have at least two subsidiaries based on your April 2020 "Corporate Update on West Coast Expansion . . ." available in the recent online press. Further, based on disclosure, we understand that Green Stream Holdings, Inc. is a holding company that intends to conduct its business through its subsidiary, Green Stream Finance, Inc. According to the Articles of Merger for the redomiciliation of Green Stream Finance, Inc. from Delaware to Wyoming in 2018, Mr. Vincent Cammarata and/or Mr. Robert Ponce serve as CEO and President of Green Stream Finance, Inc. Please include disclosure required by Items 401 and 402 of Regulation S-K regarding Mr. Cammarata and Mr. Ponce as significant employees, including any family relationships between Vincent and Madeleine Cammarata or any other officers and directors, or tell us why you believe disclosure is not required. In addition, please ensure that your description of these subsidiary entities discloses their intended operations.

18. We are not able to locate your response to comment 22 of our letter and reissue our comment. We note your disclosure on page 18 that you may have conflicts of interests. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jonathan Leinwand, Esq.